Exhibit 99.66

530-8th Avenue SW, 6th floor
Date: February 22, 2013	Calgary AB, T2P 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ISOTECHNIKA PHARMA INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Special Meeting
Record Date for Notice of Meeting:	March 19, 2013
Record Date for Voting (if applicable):	March 19, 2013
Beneficial Ownership Determination Date:	March 19, 2013
Meeting Date:	April 23, 2013
Meeting Location (if available):	Edmonton, AB
Issuer is sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Annual Financial Statements/MD&A delivered to:	No Annual Report (or Annual Financial
Statements) is (are) included in this mailing

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	46500A105	CA46500A1057

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for ISOTECHNIKA PHARMA INC.